SUBADVISORY AGREEMENT
between RiverNorth Capital Management, LLC (the "Adviser"),
and DoubleLine Capital, LP ("Subadviser")

SCHEDULE A

FUNDS TO BE SERVICED	ANNUAL FEE
RiverNorth/DoubleLine Strategic Income Fund	0.25% of Total Fund Net Assets